Exhibit 12.2

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED

UNIT DISTRIBUTIONS OF THE OPERATING PARTNERSHIP

	Years Ended December 31,
	2007	2006	2005	2004	2003
Earnings:
Income/(loss) from continuing operations before minority interest and equity in earnings of unconsolidated affiliates	$46,091	$32,321	$20,271	$10,151	$(2,318)

Contractual interest expense	93,911	94,193	98,231	104,594	117,653
Amortization of deferred financing costs	2,415	2,375	3,372	3,698	4,398
Financing obligations interest expense	3,930	4,162	5,032	9,999	17,691
Distributions of earnings from unconsolidated affiliates	4,271	7,335	8,516	6,410	4,320

Total earnings	$150,618	$140,386	$135,422	$134,852	$141,744

Fixed charges and Preferred Unit distributions

Contractual interest expense	$93,911	$94,193	$98,231	$104,594	$117,653
Amortization of deferred financing costs	2,415	2,375	3,372	3,698	4,398
Financing obligations interest expense	3,930	4,162	5,032	9,999	17,691
Capitalized interest	9,743	5,002	2,900	1,058	1,398
Interest component of rental expense	1,448	1,481	1,606	1,789	1,721

Total fixed charges	111,447	107,213	111,141	121,138	142,861
Preferred Unit distributions	13,477	17,063	27,238	30,852	30,852

Total fixed charges and Preferred Unit distributions	$124,924	$124,276	$138,379	$151,990	$173,713

Ratio of earnings to fixed charges	1.35	1.31	1.22	1.11	0.99

Ratio of earnings to combined fixed charges and Preferred Unit distributions	1.21	1.13	0.98	0.89	0.82